Filed by Eagle Nuclear Energy Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.

Commission File No. 333-290631-01

Date: December 2, 2025

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Spring Valley Merger Sub II, Inc. (“Merger Sub 2”), a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”). On September 29, 2025, SVII, Merger Sub 2, and Eagle restructured the transactions contemplated under the Original Merger Agreement by entering into an Amended and Restated Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time, the “A&R Merger Agreement”) by and among Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merger Sub 2 (and together with Merger Sub 1, the “Merger Subs”), SVII, and Eagle. The A&R Merger Agreement amends and restates, in its entirety, the Original Merger Agreement.

On December 2, 2025, Eagle made the below communications on its LinkedIn and X accounts.

Eagle Energy Metals Corp.
168 followers
14m

Today, we announced the appointment of our newest leadership team members!

We look forward to the support from these leaders as their financial, operational, and regulatory expertise helps guide our next stage of growth during this pivotal time.

⬇️ Learn more about our team and what's on the horizon for us in the press release below.

https://lnkd.in/gtq-3mn5

Eagle Welcomes New Members to Leadership Team
Ajay Toor
Chief Financial Officer
Vishal Gupta
Vice President of Operations
Benjamin Egnew
Head of Reactor Licensing
EAGLE
ENERGY METALS

Eagle Energy Metals Corp.
@EagleMetals

Today, we announced the appointment of our newest leadership team members!

⬇️Learn more about our team and what's on the horizon for us in the press release below.

globenewswire.com/news-release/2...

#nuclear #energy #uranium

Eagle Welcomes New Members to Leadership Team
Ajay Toor
Chief Financial Officer
Vishal Gupta
Vice President of Operations
Benjamin Egnew
Head of Reactor Licensing
EAGLE
ENERGY METALS

9:20 AM · Dec 2, 2025 · **32** Views

The following press release was issued by Eagle on December 2, 2025.

Eagle Energy Metals Strengthens Leadership Team Ahead of Planned Nasdaq Listing

Appoints Ajay Toor, Chief Financial Officer, Vishal Gupta, Vice President of Operations, and Benjamin Egnew, Head of Reactor Licensing

RENO, Nev., Dec. 02, 2025 (GLOBE NEWSWIRE) -- Eagle Energy Metals Corp. (“Eagle” or the “Company”), a next-generation nuclear energy company with rights to the largest open pit-constrained measured and indicated uranium deposit in the United States and exclusive Small Modular Reactor (SMR) technology, announced today the appointments of Ajay Toor as Chief Financial Officer, Vishal Gupta as Vice President of Operations, and Benjamin Egnew as Head of Reactor Licensing. These additions bring deep financial, operational, and regulatory expertise as Eagle advances towards its planned listing on Nasdaq under the ticker “NUCL” following its proposed business combination with Spring Valley Acquisition Corp. II (SVIIF).

The appointments come at a pivotal time for the Company as federal investment in next-generation nuclear technologies accelerates and U.S. agencies increase support for domestic uranium production. Eagle is expanding its leadership team to meet rising execution demands, strengthen public-company readiness, and advance its vertically integrated strategy.

Ajay Toor, Chief Financial Officer

Toor, a CPA, brings over nine years of experience in corporate finance, financial reporting, and public-company compliance. He has held CFO and director roles at multiple public companies in the mining and technology sectors, including NextGen Digital Platforms Inc., American Tungsten Corp., and Rush Gold Corp. He has also held finance and accounting roles at Windset Farms, BroadbandTV (now RHEI), Baron Global Financial, and MNP LLP. At Eagle, Toor will oversee all financial strategy, reporting, and public-company readiness as the Company prepares for the next phase of growth in the U.S. nuclear sector.

Vishal Gupta, Vice President of Operations

Gupta is a mining executive, professional geologist, and former investment banker with nearly two decades of experience across precious, base, battery, and energy metals. His work in capital markets includes technical due diligence, M&A advisory, and valuation analysis for resource projects across multiple jurisdictions. He has held C-suite and senior leadership roles at several mining companies and previously worked with Dundee Capital Markets, Cormark Securities, and Desjardins Securities. Gupta holds a Master of Science degree in geology from the University of Toronto and is registered as a P.Geo. with the Professional Geoscientists of Ontario. At Eagle, he will guide day-to-day operational planning to help advance the Company’s flagship Aurora uranium project towards Pre-Feasibility and eventual development as federal interest in domestic uranium supply continues to grow.

Benjamin Egnew, Head of Reactor Licensing

Egnew brings more than 27 years of nuclear experience across the U.S. Navy and the commercial nuclear fleet, with a background spanning operations, maintenance, training, and licensing. His leadership roles extend across both the Nuclear Navy and the Army National Guard’s Logistics Corps. He holds an MBA from the University of Phoenix and dual Bachelor of Science degrees in nuclear engineering and engineering physics from Rensselaer Polytechnic Institute. At Eagle, he will oversee licensing and develop a regulatory structure aligned with DOE and NRC priorities as federal agencies fast-track advanced reactor projects and expand support for domestic uranium supply and the broader nuclear fuel cycle.

“With one of the largest near-surface uranium resources in the country and exclusive SMR technology, Eagle is focused on building a platform that can support rising U.S. demand for carbon-free nuclear power,” said Mark Mukhija, CEO of Eagle Energy Metals. “As our work advances and we move toward our planned Nasdaq listing, having the right leadership becomes increasingly important. Ajay, Vishal, and Ben add meaningful capability at an important time for us.”

Toor added: “With so much momentum behind advanced nuclear, this is an exciting moment for Eagle. My focus is on building the financial and reporting foundation the Company needs as it becomes a public company and prepares for long-term growth.”

Gupta stated: “Uranium resources of this scale are rare in the United States. Bringing one forward takes real operational discipline, and that’s exactly what I’m here to build at Eagle.”

Egnew commented: “Clear, consistent licensing work is central to deploying next-generation SMRs in the U.S. I’m excited to help build the processes that support that effort and give Eagle a stable foundation as we scale our reactor technology, and I’m eager to collaborate with the exceptional team at Eagle to turn that vision into reality.”

For more information, please visit Eagleenergymetals.com.

About Eagle Energy Metals Corp.

Eagle Energy Metals Corp. is a next-generation nuclear energy company that combines domestic uranium exploration with exclusive Small Modular Reactor (SMR) technology. The Company holds the rights to the largest open pit-constrained measured and indicated uranium deposit in the United States, located in southeastern Oregon. This includes the Aurora deposit, with 32.75Mlbs Indicated and 4.98Mlbs Inferred (SK-1300 TRS) of near-surface uranium resource, and the adjacent Cordex deposit, which offers significant potential to expand the project’s overall resource inventory. By integrating advanced SMR technology with a sizeable uranium asset, Eagle is building an integrated nuclear platform positioned to help restore American leadership in the global nuclear industry. For more information about Eagle Energy Metals Corp., visit www.eagleenergymetals.com.

About Spring Valley Acquisition Corp. II

Spring Valley Acquisition Corp. II (“SVII”) (SVIIF, SVIRF, SVIUF, and SVIWF) is a part of a family of investment vehicles formed for the purpose of acquiring or merging with a business focused on the energy and decarbonization industries. Over the past 5 years, Spring Valley has raised $690 million in three IPOs. SVII is led by Christopher D. Sorrells, Chief Executive Officer and Chairman, and Robert Kaplan, Chief Financial Officer and Head of Business Development. SVII’s board of directors includes Christopher D. Sorrells (Chairman), Sharon Youngblood, Rich Thompson, David Buzby, David Levinson, and Kevin Pohler. Its Sponsor group includes Pearl Energy; a $3.0 billion Texas-based firm focused on the North American energy sector. Spring Valley I successfully completed its business combination with NuScale Power, a leading U.S. small modular reactor (“SMR”) technology company in May 2022. SVII maintains a corporate website at https://sv-ac.com.

Investor Relations Contact:

775-335-2029
info@eagleenergymetals.com

Media Relations Contact:

Gateway Group
Zach Kadletz, Brenlyn Motlagh
949-574-3860
EAGLE@Gateway-grp.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, Eagle Nuclear Energy Corp.’s (“New Eagle”), Eagle’s, or their respective management teams’ expectations concerning the proposed business combination (the “Business Combination”) and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; costs and yields of Eagle’s mining projects; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of the Merger Agreement relating to the Business Combination (the “Merger Agreement”) by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the Merger Agreement or the proposed Business Combination; (ix) failure to realize the anticipated benefits of the proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the proposed Series A Preferred Stock Investment into New Eagle may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”), the risks described or to be described in the Registration Statement on Form S-4, the Proxy Statement (each as defined below), and any amendments or supplements thereto, and those discussed and identified in filings made with the Securities and Exchange Commission (the “SEC”) by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

Additional Information and Where to Find It

In connection with the proposed Business Combination, New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Business Combination and other matters described in the Registration Statement. This press release does not contain all of the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to 2024 Form 10-K and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

* * *

Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.